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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

INTERSTATE HOTELS CORPORATION
(Name of Subject Company)

INTERSTATE HOTELS CORPORATION
(Name of Person Filing Statement)

Class A Common Stock, Par Value $0.01 Per Share
(including the associated preferred share purchase rights)
(Title of Class of Securities)

46088R108
(CUSIP Number of Class of Securities)

Timothy Q. Hudak, Esq.
Foster Plaza Ten
680 Andersen Drive
Pittsburgh, Pennsylvania 15220
(412) 937-0600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Persons Filing Statement)

With a copy to:

Jere R. Thomson, Esq.
Jones, Day, Reavis & Pogue
222 East 41st Street
New York, NY 10017
(212) 326-3939

INTRODUCTION

        This Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on April 24, 2002, and amended on May 2, 2002, May 6, 2002 and May 14, 2002 (the "Schedule 14D-9"), by Interstate Hotels Corporation, a Maryland corporation ("Interstate"), relates to an offer by Shaner Hotel Group Limited Partnership ("Offeror") to purchase 2,465,322 shares of Interstate's Class A Common Stock, par value $0.01 per share, and the associated preferred stock purchase rights (the "Rights," and collectively with the Class A common stock, the "Shares") at a purchase price of $3.00 per Share. All capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 14D-9.

Item 7. Purposes of the Transaction and Plans or Proposals

        The information set forth under the caption "Item 7. Purposes of the Transaction and Plans or Proposals" is hereby amended and supplemented by adding the following to the end thereof:

        "Interstate and MeriStar commenced discussions in the summer of 2001 with respect to a business combination transaction. These discussions proceeded with varying degrees of intensity. As recently as April 10, 2002, MeriStar notified Interstate in writing that it was terminating such discussions. However, the negotiations recommenced and were continuing at the time of the initial Schedule 14D-9 filing. At the time of such filing, no agreement in principal had been reached.

        Commencing April 25, 2002, Interstate, MeriStar and their advisors engaged in negotiations on an expedited basis in an effort to reach agreement on all material issues and complete definitive documentation for a business combination transaction. At the same time, efforts were accelerated to obtain material consents needed from important third-party owners and franchisors, such as Marriott and MeriStar Hospitality Corporation.

        As negotiations with MeriStar and third parties continued, the Special Committee of the Interstate Board of Directors met to review the MeriStar transaction on April 30, 2002. On May 1, 2002, after the resolution of all significant remaining issues, the Interstate Board of Directors reviewed and approved the transaction (based in part on the favorable recommendation of the Special Committee). The MeriStar transaction was announced on the morning of May 2, 2002."

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERSTATE HOTELS CORPORATION
By:	/s/ J. WILLIAM RICHARDSON J. William Richardson Vice Chairman, Chief Financial Officer and Director

May 22, 2002

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